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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68143

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2016** (MM/DD/YY) AND ENDING **DECEMBER 31, 2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **C.E. HUTCHISON & COMPANY d/b/a THE HUTCHISON COMPANY**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 BROAD STREET, SUITE 205
(No. and Street)

DURHAM	**NC**	**27705-3573**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILLIP HUBER **(919) 286-1314**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

CM

OATH OR AFFIRMATION

I, **PHILLIP HUBER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **C.E. HUTCHISON & COMPANY d/b/a THE HUTCHISON COMPANY**, as of **DECEMBER 31, 2016** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Public Notary

CHRISTINE Y. SWANSON
Notary Public
Granville Co., North Carolina
My Commission Expires Nov. 13, 2018

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C.E. Hutchison & Company
(d/b/a The Hutchison Company)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2016
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of C.E. Hutchison & Company
d/b/a The Hutchison Company

We have audited the accompanying statement of financial condition of C.E. Hutchison & Company d/b/a The Hutchison Company as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of C.E. Hutchison & Company d/b/a The Hutchison Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of C.E. Hutchison & Company d/b/a The Hutchison Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, PA

Maitland, Florida

February 8, 2017

C.E. Hutchison & Company
(d/b/a The Hutchison Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS:		
Cash	$	15,264
Total current assets		15,264
TOTAL ASSETS	$	15,264

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	4,700
STOCKHOLDER'S EQUITY:		
Preferred stock, 2,000,000 shares authorized, no shares issued or outstanding	$	-
Common stock, no par value assigned value $1 per share 20,000,000 shares authorized, 50,000 shares issued and outstanding		50,000
Additional paid-in capital		361,137
Accumulated deficit		(400,573)
Total stockholder's equity		10,564
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	15,264

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

C.E. Hutchison & Company (d/b/a The Hutchison Company) (the "Company") was formed in the state of North Carolina on August 13, 2008. The Company is registered with the Securities and Exchange Commission (SEC) and is a broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). FINRA requires a minimum capitalization of $5,000.

The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. The Company's revenues are derived from advisory fees related to private placement of securities and merger and acquisition advisory services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2016, there were no cash equivalents.

Accounts Receivable

Accounts receivable are recorded at amounts ultimately expected to be collected. The Company did not have any accounts receivable as of December 31, 2016.

Revenue Recognition

Advisory fees are recognized as earned. Fees received by the Company under the arrangements are to include reimbursement for certain expenses incurred by the Company and fees earned in accordance with each agreement. During 2016, $0 advisory fees were earned.

Income Taxes

The Company has elected to be treated as an S-Corporation for Income tax purposes. Therefore, the Company's income and expenses are included in the individual income tax returns of the Company's stockholder. Accordingly, the financial statements do not reflect a provision for income taxes. Management does not believe the financial statements include any significant uncertain tax positions. The Company is generally no longer subject to US, State or local tax examinations for years before 2013.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash in a checking account which is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at one financial institution. As of December 31, 2016, no deposits exceeded the FDIC Insurance limit.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The sole shareholder paid a portion of the Company's expenses during the year ended December 31, 2016 which the Company reimbursed except for $237 which is due to the sole shareholder and is included in accounts payable on the Statement of Financial Condition at December 31, 2016. The Company paid $10,227 for medical expenses including health insurance incurred by its sole employee and sole shareholder in 2016. These expenses are included in Insurance Expense on the Statement of Operations.

4. LEASES

The Company leases its facilities from an unaffiliated entity. Rent expense totaled $5,563 for 2016. As the Company is currently leasing on a month-to-month basis, there are no minimum future rental payments under this lease as of December 31, 2016.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires a maximum ratio of aggregate indebtedness to net capital of 15 to 1, as defined. As of December 31, 2016, the Company had net capital of $10,564 which was $5,564 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .44 to 1.

6. COMMITMENTS AND CONTINGENCIES

There are no commitments and contingencies as of December 31, 2016.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 8th, 2017 the date that its financial statements were available to be issued and determined that there are no material subsequent events requiring adjustment to, or disclosure in its financial statements.